UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

BNL Financial Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share
(Title of Class of Securities)

05561V101
(CUSIP Number of Class of Securities)

Pam Randolph
BNL Financial Corporation
7530 Highway 107
Sherwood, Arkansas 72120
(501) 834-5121 or 800)-526-4413
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of Filing Person.)

__________________________________________________________________

Copy to:
Larry W. Burks
Friday, Eldredge & Clark
400 West Capitol Avenue, Suite 2000
Little Rock, AR 72201
Telephone direct (501) 370-1513
FAX (501) 376-2147
Email: burks@fec.net

Calculation of Filing Fee
Transaction valuation $2,000,000	Amount of filing fee* $400

* The amount of the filing fee is calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended.

O  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: N/A                               Form or Registration No.:    N/A
Filing Party:   N/A                                 Date Filed:    N/A

[ð] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transaction to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1
       [X] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the box if the filing is a final amendment reporting the results of the tender offer. [X]

This AMENDMENT NO. 2 amends the Tender Offer Statement on Schedule TO, dated May 22, 2006, filed by BNL Corporation ("BNL" or "Company"), an Iowa corporation, with the Securities and Exchange Commission (the "Schedule TO") relating to an Offer by the Company to purchase shares of its common stock, no par value per share. The Company is offering to purchase up to 2,000,000 shares, or such lesser number of shares that are validly tendered and not properly withdrawn, of its common stock, no par value at a price of $1.00 per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal which together constitute the "Offer." A copy of each were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 10: Financial Statements.

Instruction 2 of the Instructions to Item 10, Financial Statements, provides, in relevant part:

"Financial statements are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offer or is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR . . ." (emphasis in the original)

This presumption of non-materiality applies to BNL in this issuer tender offer. There is no fact of which we are aware to rebut or challenge such presumption of non-materiality.

Item 11: Additional Information

BNL Financial Corporation reports the preliminary results of its tender offer that expired Friday, September at 12:00 Noon, Central Daylight Time. On June 8, 2006, BNL commenced its tender offer to purchase up to 2,000,000 shares of the Company’s Common Stock at a price of $1.00 per share. Based on a preliminary count by BNL, 1,292,417 shares of the Company’s Common Stock were tendered and not withdrawn. BNL will purchase all shares of its Common Stock properly tendered, subject to final confirmation.

The determination of the actual number of shares to be purchased is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn. The actual number of shares purchased in the tender offer will be announced promptly following completion of the verification process but the total purchased will not exceed 1,292,417. BNL will make prompt payment for all shares accepted for purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BNL Financial Corporation

     BY:_/s/ Wayne E. Ahart
         Wayne E. Ahart
Chairman, Board of Directors

Date: September 22, 2006

EXHIBIT INDEX

Exhibit No.  Description

(a)(1)(A)*  Offer to Purchase, dated June 8, 2006
(a)(1)(B)*  Letter of Transmittal
(a)(1)(C)*  Letter to Stockholders from Kenny Tobey, President, BNL
(a)(2)        Not Applicable
(a)(3)     Not Applicable
(a)(4)                      Not Applicable
(a)(5)                      Not Applicable
(b)   Not Applicable
(d)   Not Applicable
(g)   Not Applicable
(h)   Not Applicable

________________________________________
*Previously filed.